Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

MEDICURE INC.

Three and six months ended June 30, 2018

(Unaudited)

In accordance with National Instruments 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three and six months ended June 30, 2018.

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian dollars)
(unaudited)

	Note	June 30, 2018	December 31, 2017

Assets
Current assets:
Cash and cash equivalents		$17,266,970	$5,260,480
Short-term investments		52,672,000	-
Accounts receivable	5	14,885,540	8,588,255
Consideration receivable	4	-	82,678,366
Inventories	6	3,076,421	3,075,006
Prepaid expenses		3,020,604	903,914
Holdback receivable	4	12,856,731	-
Assets held for sale	4	-	14,052,861
Total current assets		103,778,266	114,558,882
Non-current assets:
Property and equipment		290,431	221,622
Intangible assets		1,777,680	1,756,300
Holdback receivable	4	-	12,068,773
Deferred tax assets		301,947	326,108
Total non-current assets		2,370,058	14,372,803
Total assets		$106,148,324	$128,931,685

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	8(b), 9(a) 10(a), 10(b)	$16,105,672	$10,371,103
Accrued transaction costs	4	-	22,360,730
Income taxes payable		563,295	2,428,560
Current portion of royalty obligation	7	1,470,767	1,537,202
Liabilities held for sale	4	-	6,976,313
Total current liabilities		18,139,734	43,673,908
Non-current liabilities
Royalty obligation	7	2,903,103	2,911,810
License fee payable		-	501,800
Other long-term liabilities		-	1,135,007
Total non-current liabilities		2,903,103	4,548,617
Total liabilities		21,042,837	48,222,525
Equity:
Share capital	8(b)	124,475,021	125,733,727
Warrants	8(d)	1,948,805	1,948,805
Contributed surplus		7,369,513	6,897,266
Accumulated other comprehensive income		2,756,676	673,264
Deficit		(51,444,528)	(54,543,902)
Total equity		85,105,487	80,709,160
Commitments and contingencies	9
Subsequent events	1, 8(b), 8(c), 9(d)
Total liabilities and equity		$106,148,324	$128,931,685

See accompanying notes to the condensed consolidated interim financial statements.

1

Condensed Consolidated Interim Statements of Net Income (loss) and Comprehensive Income (loss)
(expressed in Canadian dollars)
(unaudited)

	Note	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Revenue, net
Product sales, net		$7,800,379	$8,054,181	$13,864,754	$15,067,577
Cost of goods sold	6	1,201,634	777,450	1,990,868	1,331,848
Gross Profit		6,598,745	7,276,731	11,873,886	13,735,729

Expenses
Selling, general and administrative	8(c)	5,047,331	4,091,786	8,978,058	7,613,032
Research and development		1,070,783	1,444,545	1,980,130	2,754,568
		6,118,114	5,536,331	10,958,188	10,367,600
Income before the undernoted		480,631	1,740,400	915,698	3,368,129

Other income:
Revaluation of holdback receivable		83,768	-	167,348	-
		83,768	-	167,348	-

Finance (income) costs:
Finance (income) expense, net	7	(94,652)	316,575	(18,430)	634,170
Foreign exchange gain, net		(1,022,651)	(268,339)	(2,035,411)	(274,469)
		(1,117,303)	48,236	(2,053,841)	359,701
Net income before taxes		1,681,702	1,692,164	3,136,887	3,008,428
Income tax expense:
Current		(65,004)	(153,027)	(143,120)	(286,282)
Deferred		(21,559)	-	(39,204)	-
Net income before discontinued operations		1,595,139	1,539,137	2,954,563	2,722,146
Net loss from discontinued operations, net of tax	4	-	(184,132)	-	(6,442,666)
Net income (loss)		1,595,139	1,355,005	2,954,563	(3,720,520)
Translation adjustment, attributable to:
Continuing operations		928,726	92,034	2,083,412	(303,040)
Discontinued operations		-	762,195	-	41,171
Comprehensive income (loss)		2,523,865	2,209,234	5,037,975	(3,982,389)

Earnings per share from continuing operations:
Basic	8(e)	0.10	0.10	0.19	0.17
Diluted	8(e)	0.09	0.09	0.17	0.15
Loss per share from discontinued operations:
Basic	8(e)	-	(0.01)	-	(0.41)
Diluted	8(e)	-	(0.01)	-	(0.41)
Earnings (loss) per share:
Basic	8(e)	0.10	0.09	0.19	(0.24)
Diluted	8(e)	0.09	0.08	0.17	(0.26)

See accompanying notes to the condensed consolidated interim financial statements.

2

Condensed Consolidated Interim Statements of Changes in Equity
(expressed in Canadian dollars)
(unaudited)

		Attributable to shareholders of the Company
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total	Non- Controlling Interest	Total Equity
Balance, December 31, 2016		$124,700,345	$2,020,152	$6,756,201	$681,992	$(97,289,953)	$36,868,737	$2,090,000	$38,958,737
Net loss for the six months ended June 30, 2017		-	-	-	-	(3,720,520)	(3,720,520)	-	(3,720,520)
Other comprehensive loss for the six months ended June 30, 2017		-	-	-	(261,869)	-	(261,869)	(17,787)	(279,656)

Transactions with owners, recorded directly in equity
Share-based compensation	8 (c)	-	-	-	-	-	-	122,741	122,741
Stock options exercised	8 (c)	451,739	-	(209,261)	-	-	242,478	-	242,478
Warrants exercised	8 (d)	163,679	(71,347)	-	-	-	92,332	-	92,332
Total transactions with owners		615,418	(71,347)	(209,261)	-	-	334,810	122,741	457,551
Balance, June 30, 2017		$125,315,763	$1,948,805	$6,546,940	$420,123	$(101,010,473)	$33,221,158	$2,194,954	$35,416,112

Balance, December 31, 2017		$125,733,727	$1,948,805	$6,897,266	$673,264	$(54,543,902)	$80,709,160	$-	$80,709,160
Net income for the three six months ended June 30, 2018		-	-	-	-	2,954,563	2,954,563	-	2,954,563
Other comprehensive income for the six months ended June 30, 2018		-	-	-	2,083,412	-	2,083,412	-	2,083,412

Transactions with owners, recorded directly in equity
Buy-back of common shares	8 (b)	(1,717,744)	-	-	-	144,811	(1,572,933)	-	(1,572,933)
Share-based compensation	8 (c)	-	-	675,200	-	-	675,200	-	675,200
Stock options exercised	8 (c)	459,038	-	(202,953)	-	-	256,085	-	256,085
Total transactions with owners		(1,258,706)	-	472,247	-	144,811	(641,648)	-	(641,648)
Balance, June 30, 2018		$124,475,021	$1,948,805	$7,369,513	$2,756,676	$(51,444,528)	$85,105,487	$-	$85,105,487

See accompanying notes to the condensed consolidated interim financial statements.

3

Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited)

For the six months ended June 30	Note	2018	2017

Cash (used in) provided by:
Operating activities:
Net income from continuing operations for the period		$2,954,563	$2,722,146
Net loss from discontinued operations for the period	4	-	(6,442,666)
		2,954,563	(3,720,520)
Adjustments for:
Current income tax expense		143,120	286,282
Deferred income tax expense (recovery)		39,204	(1,914,390)
Revaluation of holdback receivable		(167,348)	-
Amortization of property and equipment		47,572	828,834
Amortization of intangible assets		64,556	5,052,446
Share-based compensation	8(c)	675,200	122,741
Finance (income) expense, net	7	(18,430)	4,345,807
Unrealized foreign exchange gain		(404,062)	(273,819)
Change in the following:
Accounts receivable		(6,297,285)	(1,528,624)
Inventories		(1,415)	(202,280)
Prepaid expenses		(2,116,690)	(529,862)
Other assets		-	(7,165)
Accounts payable and accrued liabilities		4,821,389	(2,950,658)
Deferred revenue		-	(77,821)
Other long-term liabilities		-	2,409
Interest received (paid), net		471,695	(2,886,666)
Income taxes paid		(2,041,317)	(332,450)
Royalties paid	7, 9(c)	(712,935)	(922,021)
Cash flows used in operating activities		(2,542,183)	(4,707,757)
Investing activities:
Proceeds from Apicore Sale Transaction, net of tax		65,234,555	-
Acquisition of short-term investments, net		(49,894,400)	-
Acquisition of property and equipment		(116,274)	(846,548)
Acquisition of Class E common shares of Apicore		-	(2,640,725)
Cash flows from (used in) investing activities		15,223,881	(3,487,273)
Financing activities:
Proceeds from exercise of stock options	8(c)	256,085	242,478
Proceeds from exercise of Apicore stock options		-	421,942
Proceeds from exercise of warrants	8(d)	-	92,332
Buy-back of common shares	8(b)	(1,450,972)	-
Repayment of long-term debt		-	(13,211,947)
Decrease in cash in escrow		-	12,809,072
Finance lease payments		-	(79,570)
Proceeds from short-term borrowings		-	106,838
Cash flows (used in) from financing activities		(1,194,887)	381,145
Foreign exchange gain (loss) on cash held in foreign currency		519,679	(650)
Increase (decrease) in cash		12,006,490	(7,814,535)
Cash and cash equivalents, beginning of period		5,260,480	12,266,177
Cash and cash equivalents, end of period		$17,266,970	$4,451,642

See accompanying notes to the condensed consolidated interim financial statements.

4

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

1.	Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange (“TSX-V”). Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX-V. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

On December 14, 2017, the Company announced, through its subsidiary Medicure International, Inc., it had acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium), in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the U.S. Food and Drug Administration (“FDA”) for sale and marketing in the United States. On May 1, 2018 the Company announced the commercial availability of ZYPITAMAGTM in retail pharmacies throughout the United States.

Subsequent to June 30, 2018, on August 13, 2018, the Company announced that the FDA has approved its Abbreviated New Drug Application (“ANDA”) for Sodium Nitroprusside Injection 50mg/2ml (25mg/ml) single dose vial (“SNP”), a generic intravenous cardiovascular product.

The Company’s ongoing research and development activities include the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT® and the development of additional cardiovascular products. The Company is actively seeking to acquire or in-license additional cardiovascular products.

During 2017, the Company, through Apicore, was involved in the manufacturing, development, marketing, and selling of Active Pharmaceutical Ingredients (“API”) to generic pharmaceutical customers and providing custom synthesis for early phase pharmaceutical research of branded products. Through these subsidiaries, the Company also participated in collaborations with other parties in the research and development stages of specific products. In October 2017 and January 2018, the Company sold its interests in Apicore’s U.S. business and Apicore’s Indian business, respectively, and the Company no longer participates in this line of business. Net loss for the three and six months ended June 30, 2017 from the Company’s previous ownership interests in Apicore is included within net loss from discontinued operations (note 4).

2.	Basis of preparation of financial statements:

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company's audited consolidated financial statements for the year ended December 31, 2017. These condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2017.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 15, 2018.

5

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

2.	Basis of preparation of financial statements (continued)

(b)	Basis of presentation

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following items:

•	Derivative financial instruments are measured at fair value.

•	Financial instruments at fair value through profit or loss (“FVTPL”) are measured at fair value.

•	Assets and liabilities of Apicore’s Indian business which are held for sale at December 31, 2017 are recorded at fair value.

Certain of the comparative figures have been reclassified to conform with the presentation in the current year including the reclassifications on the condensed consolidated interim statement of net income (loss) and comprehensive income (loss) and the condensed consolidated interim statement of cash flows for the three and six months ended June 30, 2017 to reflect discontinued operations as described in note 4.

(c)	Functional and presentation currency

The condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

(d)	Use of estimates and judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements include the determination of the Company’s and its subsidiaries’ functional currencies.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2017:

•	Note 3(c)(ii): Valuation of the royalty obligation

•	Note 3(e): Provisions for returns, chargebacks and discounts

•	Note 3(g): The measurement and valuation of inventories

•	Note 3(j): The measurement and period of use of intangible assets

•	Note 3(k): The estimation of accruals for research and development costs

•	Note 3(n)(ii): The assumptions and model used to estimate the value of share-based payment transactions and warrants

•	Note 3(p): The measurement of the amount and assessment of the recoverability of income tax assets

6

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

3.	New standards and interpretations

The accounting policies adopted in the preparation of these condensed consolidated interim financial statements for the three and six months ended June 30, 2018 are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2017, except for the adoption of new standards effective as of January 1, 2018. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Set out below is the impact of the mandatory adoption of new standards:

IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9")

Effective January 1, 2018, the Company has adopted IFRS 9 retrospectively. Prior periods were not restated and no material changes resulted from adoption of this new standard. IFRS 9 introduced a revised model for classification and measurement of financial instruments, which has resulted in several financial instrument reclassification changes by the Company. There were no quantitative impacts from adoption of IFRS 9.

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) FVTPL. Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the Company may irrevocable designate the presentation of subsequent changes in the fair value of such equity instrument as FVTPL.

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL, and are not subsequently reclassified.

An “expected credit loss” impairment model applies which requires a loss allowance to be recorded on financial assets measured at amortized cost based on their expected credit losses. An estimate is made to determine the present value of future cash flows associated with the asset, and if required, an impairment loss is recorded. The impairment loss reduces the carrying value of the impaired financial asset to the value of the estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate is recorded either directly or through the use of an allowance account and the resulting impairment loss is recorded in profit or loss.

Below is a summary showing the classification and measurement bases for the Company’s financial instruments as a result of the adoption of IFRS on January 1, 2018 with a comparison to the previous classification under IAS 39:

Financial instrument	Classification under IAS 39	Classification under IFRS 9
Financial assets
Cash and equivalents	Loans and receivables	Amortized cost
Short-term investments	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Consideration receivable	Loans and receivables	Amortized cost
Holdback receivable	Loans and receivables	Amortized cost

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Accrued transaction costs	Other financial liabilities	Amortized cost
Income taxes payable	Other financial liabilities	Amortized cost
Current portion of royalty obligation	Other financial liabilities	Amortized cost
Royalty obligation	Other financial liabilities	Amortized cost
License fee payable	Other financial liabilities	Amortized cost
Other long-term liabilities	Other financial liabilities	Amortized cost

7

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

3.	New standards and interpretations (continued)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

Effective January 1, 2018, the Company has adopted IFRS 15 retrospectively. Prior periods were not restated and no material changes resulted from adoption of this new standard. IFRS 15 provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The adoption of the standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. There were no quantitative impacts from adoption of IFRS 15.

IFRS 2, Share-based Payments (“IFRS 2”)

Effective January 1, 2018, the Company has adopted the required amendments to IFRS 2, which provides requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payments that changes the classification of the transaction from cash-settled to equity settled. There were no quantitative impacts from adoption of the amendments to IFRS 2.

New standards not yet adopted

As at June 30, 2018, the following standard has been issued but is not yet effective:

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company is currently evaluating the impact of the above amendments on its condensed consolidated interim financial statements.

4.	Discontinued operations

On October 2, 2017, the Company sold its interests in Apicore (the “Apicore Sale Transaction”) to an arm’s-length, pharmaceutical company (the “Buyer”). The Company acquired Apicore in a series of transactions occurring between July 3, 2014 and July 12, 2017.

Under the Apicore Sale Transaction, the Company received a payment of U.S. $57,623,125 upon the closing of the transaction. Additional working capital and deferred payments of U.S. $52,886,588 were received in January 2018 as part of the Apicore Sales Transaction and were recorded as consideration receivable as at December 31, 2017. Additionally, a contingent payment in the form of an earn-out based on the achievement of certain financial results by Apicore for the year ended December 31, 2017 could have been received, however the financial results specified under the Apicore Sales Transaction were not achieved. As a result, no amount had been recorded in the consolidated financial statements pertaining to this potential earn-out payment. Additionally, under the Apicore Sale Transaction, the Buyer held an option to acquire Apicore’s Indian operations for a fixed price until December 31, 2017. This option lapsed without exercise and the Company sold Apicore’s Indian operations, to a company owned by the former President and Chief Executive Officer of Apicore Inc. during January 2018 with the net assets held for sale being released from accounts payable and accrued liabilities at that time.

The funds received by the Company under the Apicore Sales Transaction and the funds still to be received reflect the net proceeds after payment of all transaction costs, including commissions and transaction bonuses, the redemption of any outstanding Apicore employee stock options and the redemption of the Class A-1 preferred shares.

8

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

4.	Discontinued operations (continued)

Set out below is the financial performance for three and six months ended June 30, 2018 and 2017 relating to the Apicore business:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Revenue	$-	$12,282,658	$405,264	$13,976,348
Expenses	-	(13,092,007)	(405,264)	(22,333,404)
Loss from discontinued operations before income tax recovery	$-	$(809,349)	$-	$(8,357,056)
Income tax recovery	-	625,217	-	1,914,390
Loss from discontinued operations	$-	$(184,132)	$-	$(6,442,666)

Set out below is the cash flow information for the six months ended June 30, 2018 and, 2017 relating to the Apicore business:

Six months ended June 30	2018	2017
Net cash flows (used in) from operating activities	$(878,150)	$1,097,425
Net cash flows from (used in) investing activities	65,234,555	(3,470,832)
Net cash flows from financing activities	-	437,249
Net cash flows from discontinued operations	$64,346,405	$(1,936,158)

As previously described, the Company retained ownership in Apicore’s Indian operations until the lapse of the Buyer Option and during January 2018, Apicore’s Indian operations were sold to a company owned by the former President and Chief Executive Officer of Apicore Inc.

Immediately before the classification as discontinued operations, the recoverable amount was estimated for certain items and no impairment loss was identified. As at December 31, 2017, a write-down of $1,791,484 was recognized to reduce the carrying amount of the assets in the disposal group to their fair value less costs to sell, which totaled $7,076,548. This impairment was recognized in discontinued operations in the statements net income and comprehensive income for the year ended December 31, 2017.

5.	Accounts receivable

	June 30, 2018	December 31, 2017
Trade accounts receivable	$14,287,670	$8,496,281
Other accounts receivable	597,870	91,974
	$14,885,540	$8,588,255

As at June 30, 2018, there were three customers with amounts owing greater than 10% of the Company’s trade accounts receivable which totaled 98% in aggregate (Customer A – 35%, Customer B – 34%, Customer C – 29%).

As at December 31, 2017, there were three customers with amounts owing greater than 10% of the Company’s trade accounts receivable which totaled 96% in aggregate (Customer A – 41%, Customer B – 32%, Customer C – 23%).

9

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

6.	Inventories

	June 30, 2018	December 31, 2017
Finished product available-for-sale	$2,012,567	$2,058,776
Unfinished product and packaging materials	1,063,854	1,016,230
	$3,076,421	$3,075,006

Inventories expensed as part of cost of goods sold during the three and six months ended June 30, 2018 totaled $1,137,078 and $1,926,312, respectively (2017 - $777,450 and $1,331,848).

7.	Royalty obligation

On July 18, 2011, the Company settled its then existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750,000 in cash; ii) 2,176,003 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the long-term development timeline associated with commercialization of the product.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The initial fair value assigned to the royalty obligation, based on an expected value approach, was estimated to be $901,915. The royalty obligation is subsequently measured at amortized cost using the effective interest rate method at each reporting date, resulting in a carrying value at June 30, 2018 of $4,373,870 (December 31, 2017 - $4,449,012) of which $1,470,767 (December 31, 2017 - $1,537,202) represents the current portion of the royalty obligation. The change in the royalty obligation for the three and six months ended June 30, 2018 of $228,945 and $453,265, respectively (2017 - $284,732 and $566,266) is recorded within finance (income) expense, net, on the condensed consolidated interim statements of net income (loss) and comprehensive income (loss). Royalties for the three and six months ended June 30, 2018 totaled $309,355 and $642,700, respectively (2017 - $482,931 and $885,218) with payments made during the three and six months ended June 30, 2018 of $320,825 and $712,935, respectively (2017 - $399,125 and $922,021).

8.	Capital Stock

(a)	Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

10

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

8.	Capital Stock (continued):

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, December 31, 2016	15,532,408	$124,700,345
Shares issued upon exercise of stock options (8c)	207,950	869,703
Shares issued upon exercise of warrants (8d)	41,969	163,679
Balance, December 31, 2017	15,782,327	$125,733,727
Shares issued upon exercise of stock options (8c)	155,266	459,038
Shares repurchased and cancelled under a normal course issuer bid(*)	(111,500)	(885,073)
Balance, shares outstanding, June 30, 2018	15,826,093	$125,307,692
Shares repurchased to be cancelled under a normal course issuer bid – held in treasury at June 30, 2018(*)	(104,900)	(832,671)
Balance, excluding shares held in treasury, June 30, 2018	15,721,193	$124,475,021

(*) On May 16, 2018, the Company announced that the TSX-V accepted the Company's notice of intention to make a normal course issuer bid ("NCIB"). Under the terms of the NCIB, the Company may acquire up to an aggregate of 794,088 common shares representing five percent of the common shares outstanding of the Company at the time, over the twelve-month period that the NCIB is in place. The NCIB commenced on May 28, 2018 and will end on May 27, 2019, or on such earlier date as the Company may complete its maximum purchases under the NCIB. The prices that the Company will pay for common shares purchased will be the market price of the shares at the time of purchase.

During the three and six months ended June 30, 2018 the Company repurchased 216,400 common shares of which 111,500 were cancelled at June 30, 2018 and 104,900 were held in treasury at June 30, 2018 and cancelled subsequent to June 30, 2018. The aggregate price paid for these common shares totaled $1,572,933 of which $1,450,972 was paid prior to June 30, 2018 and $121,961 was recorded within accounts payable and accrued liabilities as at June 30, 2018. As a result of the NCIB, during the three and six months ended June 30, 2018 the Company recorded $144,811 directly in its retained deficit representing the difference between the aggregate price paid for these common shares and the reduction of the Company’s share capital totaling $1,717,744.

Subsequent to June 30, 2018, the Company repurchased an additional 33,900 common shares to be cancelled for an aggregate cost of $234,191.

(c)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,934,403 common shares of the Company at any time. The stock options generally have a maximum term of between five and ten years.

11

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

8.	Capital Stock (continued)

(c)	Stock option plan (continued)

Changes in the number of options outstanding during the six months ended June 30, 2018 and 2017 are as follows:

	June 30, 2018		June 30, 2017
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, beginning of period	1,602,127	$3.58	1,387,000	$2.37
Granted	200,000	7.25	-	-
Exercised	(155,266)	(1.65)	(58,750)	(4.13)
Forfeited, cancelled or expired	(44,500)	(6.08)	(36,833)	(7.23)
Balance, end of period	1,602,361	$4.16	1,291,417	$2.15
Options exercisable, end of period	1,079,361	$2.66	1,291,417	$2.15

Options outstanding at June 30, 2018 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30	185,000	4.86 years	$0.30	185,000
$0.31 - $1.00	15,333	0.39 years	$0.60	15,333
$1.01 - $3.00	579,503	3.95 years	$1.60	579,503
$3.01 - $5.00	43,000	2.41 years	$3.90	43,000
$5.01 - $7.30	779,525	4.36 years	$7.06	256,525
$0.30 - $7.30	1,602,361	3.96 years	$4.16	1,079,361

Compensation expense related to stock options granted during the period or from previous periods under the stock option plan for the three and six months ended June 30, 2018 was $258,274 and $675,200, respectively (2017 – nil and nil), and is recorded within selling, general and administrative expenses on the statements of net income (loss) and comprehensive income (loss). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

During the three and six months ended June 30, 2017, the Company recorded $61,870 and $122,741, respectively, of stock-based compensation expense within loss from discontinued operations on the statement of net income (loss) and comprehensive income (loss) relating to stock options in Apicore.

12

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

8.	Capital Stock (continued):

(c)	Stock option plan (continued)

The compensation expense for stock options granted during the six months ended June 30, 2018 was determined based on the fair value of the options at the date of measurement using following assumptions in the Black-Scholes option pricing model:

Expected option life	4.4 years
Risk free interest rate	1.93% - 2.04%
Dividend yield	Nil
Expected volatility	85.14% - 93.72%

Subsequent to June 30, 2018, 18,070 stock options were exercised resulting in the issuance of 18,070 common shares of the Company, 8,000 at an exercise price of $1.50 per common share and 10,070 at an exercise price of $1.90 per common share.

(d)	Warrants

On November 17, 2016, the Company issued 900,000 warrants to lenders, exercisable for a 48-month period following the issuance of the loan, at a price of $6.50 per share. The fair value of the warrants issued in connection with the loan was $2,065,500, net of its pro-rata share of financing costs of $116,695 and were recorded in equity with a corresponding balance recorded as deferred financing costs which was netted against the associated long-term debt on the condensed consolidated statements of financial position.

Changes in the number of Canadian dollar denominated warrants outstanding during the six months ended June 30, 2018 and 2017 are as follows:

	June 30, 2018		June 30, 2017
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, beginning of period	900,000	$6.50	941,969	$6.31
Exercised	-	-	(41,969)	(2.20)
Balance, end of period	900,000	$6.50	900,000	$6.50
Warrants exercisable, end of period	900,000	$6.50	900,000	$6.50

13

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

8.	Capital Stock (continued):

(e)	Per share amounts

The weighted average number of common voting shares outstanding for the three and six months ended June 30, 2018 was 15,877,773 and 15,863,893, respectively. The weighted average number of common voting shares outstanding for the three and six months ended June 30, 2017 was 15,605,324 and 15,572,776, respectively. The dilution created by options and warrants has been reflected in the diluted earnings (loss) per share amounts.

The following table reflects the calculation of basic earnings (loss) per share for the three and six months ended June 30 2018 and 2017:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Net income before discontinued operations	$0.10	$0.10	$0.19	$0.17
Loss from discontinued operations	-	(0.01)	-	(0.41)
Basic earnings (loss) per share	$0.10	$0.09	$0.19	$(0.24)

The following table reflects the calculation of diluted earnings (loss) per share for the three and six months ended June 30, 2018 and 2017:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Net income before discontinued operations	$0.09	$0.09	$0.17	$0.15
Loss from discontinued operations(*)	-	(0.01)	-	(0.41)
Diluted earnings (loss) per share	$0.09	$0.08	$0.17	$(0.26)

(*) Losses from discontinued operations for the three and six months ended June 30, 2017 were not diluted as it would be anti-dilutive.

The following table reflects the net income (loss) used in the basic earnings (loss) per share and diluted earnings (loss) per share computations for the three and six months ended June 30, 2018 and 2017:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Net income before discontinued operations	$1,595,139	$1,539,137	$2,954,563	$2,722,146
Loss from discontinued operations	-	(184,132)	-	(6,442,666)
Net income (loss)	$1,595,139	$1,355,005	$2,954,563	$(3,720,520)

14

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

8.	Capital Stock (continued):

(e)	Per share amounts

The following table reflects the share data used in the denominator of the basic earnings (loss) per share and diluted earnings (loss) per share computations for the three months ended June 30, 2018 and 2017:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Weighted average shares outstanding for basic earnings (loss) per share	15,877,773	15,605,324	15,863,893	15,572,776
Effects of dilution from:
Stock options	937,611	1,280,177	937,611	1,280,177
Warrants	900,000	900,000	900,000	900,000
Weighted average shares outstanding for diluted earnings (loss) per share	17,715,384	17,785,501	17,701,504	17,752,953

Effects of dilution from 664,750 stock options were excluded in the calculation of weighted average shares outstanding for diluted earnings per share for the three and six months ended June 30, 2018 as their exercise prices exceeded the Company’s share price on the TSX-V at June 30, 2018. Effects of dilution from 11,240 stock options were excluded in the calculation of weighted average shares outstanding for diluted earnings per share for the three and six months ended June 30, 2017 as their exercise prices exceeded the Company’s share price on the TSX-V at June 30, 2017.

9.	Commitments and contingencies

(a)	Commitments

As at June 30, 2018, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2018 - remaining	$1,703,123
2019	1,249,181
2020	1,072,515
2021	1,072,515
2022	1,215,363
Thereafter	395,040
$6,707,737

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling U.S.$150,000 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling U.S.$197,900 annually (based on current pricing) until 2022 and between 400,000 and 493,000 euros annually (based on current pricing) until 2022.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”) to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212,000 per annum until October 31, 2019.

15

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

9.	Commitments and contingencies (continued)

(a)	Commitments (continued)

Effective January 1, 2018, the Company renewed its business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the U.S. and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the FDA, which was converted to final approval on December 19, 2017. The Company acquired the exclusive license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval and the Company will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The U.S.$400,000 payment is on hold pending legal proceedings relating to PREXXARTAN® and is recorded within accounts payable and accrued liabilities on the condensed consolidated interim statement of financial position.

On December 14, 2017 and subsequently updated on March 7, 2018, the Company announced it had acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM in the United States and its territories for a term of seven years with extensions to the term available. The Company has entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAGTM being paid to the licensor. As at June 30, 2018, no amounts have been accrued or paid as it pertains to this profit-sharing arrangement.

(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the condensed consolidated interim financial statements with respect to these indemnification obligations.

(c)	Royalties

As a part of a previously completed debt settlement described in note 7, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the long-term development timeline associated with commercialization of the product. Royalties for the three and six months ended June 30, 2018 totaled $309,355 and $642,700, respectively (2017 - $482,931 and $885,218) with payments made during the three and six months ended June 30, 2018 of $320,825 and $712,935, respectively (2017 - $399,125 and $922,021).

The Company is obligated to pay royalties on any future commercial net sales of PREXXARTAN® to the licensor of PREXXARTAN®. To date, no royalties are due and/or payable.

16

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

9.	Commitments and contingencies (continued)

(d)	Contingencies

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

During 2018, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against the licensor. The claim disputed the rights granted by the licensor to the Company with respect to PREXXARTAN®. The claim against the Company has since been withdrawn, however the claim against the licensor by the third-party manufacturer continues.

On September 10, 2015, the Company submitted a supplemental New Drug Application (“sNDA”) to the FDA to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission were to be successful, the Company will be obligated to pay 300,000 Euros over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company announced it received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the condensed consolidated interim statements of net income (loss) and comprehensive income (loss) pertaining to this contingent liability.

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug. Subsequent to June 30, 2018, on August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP, a generic intravenous cardiovascular product.

10.	Related party transactions

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, President and Chief Executive Officer and Chief Financial Officer are key management personnel for all periods. For the 2017 periods, the Vice-President, Commercial Operations was considered key management personnel until the conclusion of his employment in September 2017 and for the 2018 periods, a new Vice-President, Commercial Operations was hired effective January 8, 2018 and is included in key management personnel from the effective date of his hire. Beginning in December 2016 and ending of October 2, 2017, the President and Chief Executive Officer of Apicore, was considered key management personnel. The compensation pertaining to the President and Chief Executive Officer of Apicore has been included in the loss from discontinued operations in the condensed consolidated interim statements of net income (loss) and comprehensive income (loss) for the three and six months ended June 30, 2017 and his compensation has been excluded from the table below.

In addition to their salaries, the Company also provides non-cash benefits and participation in the stock option plan. The following table details the compensation paid to key management personnel:

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Salaries, fees and short-term benefits	$186,281	$217,015	$352,552	$395,043
Share-based payments	134,200	-	435,211	-
	$320,481	$217,015	$787,763	$395,043

17

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

10.	Related party transactions (continued)

(a)	Key management personnel compensation (continued)

As at June 30, 2018, there was $13,909 recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided (December 31, 2017 - $1,000).

(b)	Transactions with related parties

Directors and key management personnel control 16% of the voting shares of the Company as at June 30, 2018 (December 31, 2017 – 16%).

During the three and six months ended June 30, 2018 the Company paid GVI, a company controlled by the President and Chief Executive Officer of the Company, a total of $21,250 and $42,500, respectively (2017 - $21,250 and $42,500), for business administration services, $53,000 and $106,000, respectively (2017 - $53,000 and $106,000), in rental costs and $11,925 and $23,850, respectively (2017 - $10,950 and $21,900), for commercial and information technology support services. As described in note 9(a), the business administration services are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with Clinical Development Solutions Inc. ("CDS"), a company controlled by the President and Chief Executive Officer of the Company. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the agreement with CDS. During the three and six months ended June 30, 2018, the Company paid CDS $240,033 and $433,337, respectively (2017 - $217,015 and $373,275), for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the President and Chief Executive Officer of the Company. During the three and six months ended June 30, 2018, the Company paid CanAm $75,489 and $186,200, respectively (2017 - $117,162 and $249,201), for research and development services.

Beginning with the acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 4), the Company incurred rental charges pertaining to leased manufacturing facilities and office space from Dap Dhaduk II LLC (“Dap Dhaduk”), an entity controlled by a minority shareholder and member of the board of directors of Apicore Inc. For the three and six months ended June 30, 2017, the Company paid Dap Dhaduk $89,746 and $178,043, respectively, for rental expenses which are recorded within loss from discontinued operations on the condensed consolidated interim statements of net income (loss) and comprehensive income (loss).

Beginning with the acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 4), the Company purchased inventory from Aktinos Pharmaceuticals Private Limited (“Aktinos”), an entity significantly influenced by a close family member of the President and Chief Executive Officer of Apicore Inc. For the three and six months ended June 30, 2017, the Company paid Aktinos $356,509 and $1,097,242, respectively, for purchases of inventory.

Beginning with the acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017, (note 4), the Company incurred research and development charges from Omgene Life Sciences Pvt. Ltd. (“Omgene”), an entity significantly influenced by a close family member of the President and Chief Executive Officer of Apicore Inc. For the three and six months ended June 30, 2017, the Company paid Omgene $nil and $26,466, respectively, for research and development services which are recorded within loss from discontinued operations on the condensed consolidated statements of net income (loss) and comprehensive income (loss).

Beginning with the acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017, (note 4), the Company incurred pharmacovigilance charges from 4C Pharma Solutions LLC. (“4C Pharma”), an entity significantly influenced by a close family member of the President and Chief Executive Officer of Apicore Inc. For the three and six months ended June 30, 2017, the Company paid 4C Pharma $10,386 and $69,688, respectively, for services provided which are recorded within loss from discontinued operations on the condensed consolidated statements of net income (loss) and comprehensive income (loss).

18

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

10.	Related party transactions (continued):

(b)	Transactions with related parties (continued)

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at June 30, 2018, included in accounts payable and accrued liabilities is $112,751 (December 31, 2017 - $67,704) payable to GVI, $306,586 (December 31, 2017 - $118,973) payable to CDS, and $81,285 (December 31, 2017 - $36,606) payable to CanAm, which are unsecured, payable on demand and non-interest bearing.

Effective July 18, 2016, the Company renewed its consulting agreement with its President and Chief Executive Officer of the Company, through A.D. Friesen Enterprises Ltd., a company owned by the President and Chief Executive Officer. for a term of five years, at a rate of $300,000 annually, increasing to $315,000 annually, effective January 1, 2017. The Company may terminate this agreement at any time upon 120 days written notice. As at June 30, 2018, there were no amounts included in accounts payable and accrued liabilities (December 31, 2017 – $125,000) payable to A. D. Friesen Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to A. D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

Effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer of the Company, for a one-year term, at a rate of $155,000 annually. The agreement could have been terminated by either party, at any time, upon 30 days written notice. Any amounts payable to JFK Enterprises Ltd. were unsecured, payable on demand and non-interest bearing. Effective June 1, 2018, this consulting agreement was converted into an employment agreement with the Chief Financial Officer.

11.	Segmented information

The operations of the Company were previously classified into two industry segments: the marketing and distribution of commercial products (at June 30, 2018 - AGGRASTAT® and ZYPITAMAGTM) and the manufacturing and distribution of API, which was classified as held for sale and discontinued operations (note 4) during 2017. In October 2017 and January 2018, the Company sold its interests in Apicore’s U.S. business and Apicore’s Indian business, respectively, and the Company is no longer involved in this line of business, which resulted in the Company having one industry segment at June 30, 2018. No operating segments have been aggregated to form these reportable operating segments.

Revenue generated from external customers from the marketing and distribution of commercial products for the six months ended June 30, 2018 and 2017 was 100% from sales to customers in the United States.

During the six months ended June 30, 2018, 100% of total revenue was generated from seven customers. Customer A accounted for 35%, Customer B accounted for 30%, Customer C accounted for 29% and Customer D accounted for 5% and the remaining three customers accounted for 1% of revenue.

During the six months ended June 30, 2017, 100% of total revenue was generated from nine customers. Customer A accounted for 35%, Customer B accounted for 33%, Customer C accounted for 18% and Customer D accounted for 13% and the remaining five customers accounted for 1% of revenue.

Property, plant and equipment and intangible assets are located in the following countries:

	June 30, 2018	December 31, 2017
Canada	$288,787	$218,488
Barbados	1,777,680	1,756,300
United States	1,644	3,134
	$2,068,111	$1,977,922

19